UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               _______________


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                             REALTY REFUND TRUST
                              (Name of Issuer)

               SHARES OF BENEFICIAL INTEREST WITHOUT PAR VALUE
                       (Title of Class of Securities)

                                  756125100
                               (CUSIP Number)

                               DAN Z. BOCHNER
                       9480 CHARLEVILLE BOULEVARD, #18
                       BEVERLY HILLS, CALIFORNIA 90212
                               (310) 276-9444
                   (Name, Address and Telephone Number of
          Person Authorized to Received Notices and Communications)

                              DECEMBER 6, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |__|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       AMENDMENT NO. 1 TO SCHEDULE 13D
                                  Continued
CUSIP No. 756125100                                         Page 2 of 4 Pages

1    Name Of Reporting Person
     S.S. Or I.R.S. Identification No. Of Above Person

     DAN Z. BOCHNER, ###-##-####

2    Check The Appropriate Box If A Member Of A Group*               (a) |__|
                                                                     (b) |__|
3    SEC Use Only

4    Source Of Funds*

     PF

5    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
     To Items 2(d) Or 2(e)                                               |__|

6    Citizenship Or Place Of Organization

     UNITED STATES OF AMERICA


    Number    |  7     Sole Voting Power
              |
   of Shares  |        132,300 SHARES
              |
 Beneficially |  8     Shared Voting Power
              |
   Owned By   |        0 SHARES
              |
     Each     |  9     Sole Dispositive Power
              |
   Reporting  |        132,300 SHARES
              |
    Person    |  10    Shared Dispositive Power
              |
     With     |        0 SHARES


11   Aggregate Amount Beneficially Owned By Each Reporting Person

     132,300 SHARES

12   Check Box If The Aggregate Amount In Row (11) Excludes Certain
     Shares*                                                             |__|

13   Percent Of Class Represented By Amount In Row (11)

     12.96 PERCENT

14   Type Of Reporting Person*

     IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       AMENDMENT NO. 1 TO SCHEDULE 13D
                                  Continued
CUSIP No. 756125100                                         Page 3 of 4 Pages


Item 3.   Source and Amount of Funds or Other Consideration

          The total amount of funds or other consideration used purchasing the aggregate number of shares of Shares of Beneficial Interest beneficially owned by the undersigned was $882,747, all of which came from personal funds.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number of shares of Shares of Beneficial Interest beneficially owned by the undersigned is 132,300, which represents 12.96% of all of the outstanding Shares of Beneficial Interest of the Issuer.

          (c) The following table sets forth information with respect to all transactions by the undersigned of Shares of Beneficial Interest in the last 60 days:

          Date of Purchase         No. of Shares            Price
          ================         =============            =====

              10/25/95                 1,000               $4.750
              10/27/95                 1,000               $4.750
              10/30/95                 1,000               $4.875
              11/01/95                 1,000               $5.125
              11/14/95                 1,000               $4.625
              11/16/95                 2,000               $4.750
              11/17/95                 2,100               $4.875
              11/20/95                 1,000               $4.875
              11/21/95                 1,000               $5.000
              11/22/95                 1,000               $5.000
              11/29/95                 1,000               $4.750
              12/01/95                 1,000               $4.875
              12/06/95                 2,000               $4.625
              12/07/95                 1,700               $4.625
              12/13/95                 3,000               $4.625
              12/15/95                 2,500               $4.750
              12/20/95                 2,000               $5.000
              12/22/95                 7,000               $8.500
              12/27/95                 2,000               $4.875
              12/28/95                 2,000               $4.750
              12/28/95                 1,000               $4.875
              12/28/95                 1,000               $5.000
              12/28/95                 1,000               $5.125
              12/29/95                 1,000               $5.250
              12/29/95                 1,000               $5.375
              12/29/95                   900               $5.500
              12/29/95                   900               $5.625

All of the above transactions were effected on the open market except for the purchase on December 22, 1995, which was purchased from Dr. Zippora Williams pursuant to an agreement whereby the undersigned agreed to purchase said stock for such price.

                       AMENDMENT NO. 1 TO SCHEDULE 13D
                                  Continued
CUSIP No. 756125100                                         Page 4 of 4 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 4, 1996

                                    /S/ DAN Z. BOCHNER
                                    ---------------------------------------
                                    DAN Z. BOCHNER